NORTON ROSE

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4 CANADA

F: +1 416.216.3930
nortonrose.com

On January 1, 2012, Macleod Dixon joined Norton Rose OR to create Norton Rose Canada.

April 26, 2012

Sent By E-mail

Mr. Neville J. McClure
Mr. Jonathan Drance
Stikeman Elliott LLP
Suite 1700
Park Place
666 Burrard St.
Vancouver, BC V6C 2X8

Your reference

Direct line
416.216.4805

Our reference
01022428-0001

Email
Alan.Merskey@nortonrose.com

Dear Sirs:

Mount Kellett Capital Management LP ("Mount Kellett") and Baja Mining Corp. ("Baja")

As you are aware, we are counsel to Mount Kellett.

Please be advised that we expect litigation proceedings to be commenced regarding the recent actions of John Greenslade, Giles Baynam, and Francois Marland in connection with the $246 million cost overrun on Baja's Boleo project, including their knowledge with respect to those overruns, the disclosure and the recent director resignations.

In the circumstances, it is the obligation of each of these individuals and Baja to identify, preserve and maintain all related documentation and information. Without limiting the generality of those obligations, they should take all necessary steps to preserve and maintain communications relating to:

1 the engineering report prepared by ICA Fluor;

2 the definitive forecast of cost to complete and definitive cost analysis referenced in Baja's March 28, 2012 press release;

3 the details of the review referenced in the Baja press release dated April 23, 2012;

4 all materials presented to the Board of Directors on cost control matters on the Boleo project, including presentations, letters from directors seeking additional information, management's response to such letters and related back-up materials;

5 all presentations, financial models and other materials presented to the Korean Bank Syndicate, the Ex-Im Bank, the Export Bank of Canada, the Korean Development Bank, members of the Korean Investment Syndicate and financial and prospective financing partners;

6 all communications between John Greenslade and individuals engaged in the Boleo project since October 11, 2011, including all correspondence, e-mails and internal memos among or between Michael Shaw , John Greenslade and Adam Wright;

7 all communications regarding intended director resignations; and

8 all communications from or to Gerald Prosalendis regarding his intended resignation.

NORTON ROSE

To the extent that employees or agents of Baja or these individuals have sent or received potentially relevant e-mails in home or portable systems or devices, we require that all necessary measures be taken to preserve the contents of those systems, devices and media. We also require that all necessary steps be taken to preserve relevant metadata and any tangible items necessary to access, interpret or search potentially relevant electronic evidence.

Any failure to take these required steps will be relied upon as evidence of and actionable spoliation. In addition, we ask that you confirm that you have instructions to except service of a claim on behalf of Baja and the named directors.

Yours very truly,

Alan B. Merskey

ABM/cd

Copies to: John Greenslade
Giles Baynham
Francois Marland
Orestes Pasparakis, Norton Rose Canada LLP